October 31, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          China Cablecom Holdings, Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed July 28, 2011
File No. 001-34136

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on September 1, 2011 (the “Comment Letter”) regarding the Form 20-F referred to above (the “20-F”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.  Contemporaneously herewith, we are filing Amendment No. 1 to the 20-F on Form 20-F/A (the “20-F/A”), which reflects the changes discussed below, including the restatement of our financial statements to de-consolidate the variable interest entities that were previously included in our consolidated financial results.

In addition, at the request of the Staff of the Commission, we are attaching hereto a letter from our US securities counsel Loeb & Loeb LLP to the Staff regarding changes reflected in the 20-F in response to comments received regarding our annual report for the year ended December 31, 2009.

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 59

1.
If you were to restate previously issued financial statements to correct a material misstatement, management must consider whether its original disclosures related to the effectiveness of disclosure controls and procedures are still appropriate and should modify or supplement its original disclosure to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement. Please revise or advise.

Response:  We have reconsidered the conclusions reached by our management as disclosed in the 20-F and have revised such disclosure in the 20-F/A to reflect that managements conclusions have changed regarding the effectiveness of our disclosure controls and procedures.

Notes to Consolidated Financial Statements

Note 4. Recent Changes in Accounting Standards, page F-18

2.
We note from your response to comment one of our letter dated August 4, 2011. As we previously stated, upon adoption of ASU 2009-17 in order to consolidate you must have the power to direct the activities of the VIEs that most significantly impact the VIEs economic performance. The rights you have ascribed to the company are protective in nature and do not provide JYNT a controlling financial interest in either Hubei Chutian or Binzhou Broadcasting. Please restate your financial statements to deconsolidate Hubei Chutian and Binzhou Broadcasting, following the transition guidance found in ASC 810¬10-65-2 regarding deconsolidation, or advise us.

Response:  As noted above, the 20-F/A includes restated financial statements for all periods presented on a de-consolidated basis as regards our joint venture cable television network operations.

3.
In regards to any deconsolidation, please note that for any unconsolidated subsidiary or 50%-or-less-owned entity that is deemed significant, you are required to provide audited financial statements for that entity. See Rule 3-09 of Regulation S-X.

Response: We have reviewed the requirements of Rule 3-09 of Regulation S-X and have included audited “stand alone” financial statements for Hubei Chutian in the 20-F/A.

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pu Yue
Chief Executive Officer

Norwood P. Beveridge, Jr. of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4970 Main 212.407.4000 Fax 212.202.7829 nbeveridge@loeb.com

September 26, 2011

Mr. Ajay Koduri Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:           China Cablecom Holdings, Ltd. (the “Company”)

Dear Mr. Koduri:

We are submitting this letter to you following a conference call during which we indicated that we would note the page numbers in the Company’s Form 20-F for the year ended December 31, 2010 (the “Form 20-F”) which address legal comments received from the Staff during the course of the period from December 2010 to August 2011.

In response to Comment 3 in the Staff’s comment letter dated December 6, 2010, the disclosure in the Form 20-F has been revised on page 11.

In response to Comments 5, 9 and 10 in the Staff’s comment letter dated December 6, 2010, the disclosure in the Form 20-F has been revised on pages 13, 14, 15, and 16.  The proposed disclosure responsive to Comment 6 was superseded by the proposed disclosure supplied as Schedule II to the letter of the Company dated March 4, 2011.

In response to Comments 11 and 12 in the Staff’s comment letter dated December 6, 2010 and Comment 1 in the Staff’s comment letter dated February 17, 2011, the disclosure in the Form 20-F has been revised on page 34.

In response to Comment 14 in the Staff’s comment letter dated December 6, 2010 and Comment 1 in the Staff’s comment letter dated February 17, 2011, the disclosure in the Form 20-F has been revised on page 35.

In response to Comment 17 in the Staff’s comment letter dated December 6, 2010, the disclosure in the Form 20-F has been revised on page 8.

In response to Comment 2, 3, 4 and 5 in the Staff’s comment letter dated February 17, 2011 and Comments 15 and 16 in the Staff’s comment letter dated December 6, 2010, the disclosure in the Form 20-F has been revised on pages 14 and 15.

In response to Comments 1 and 2 in in the Staff’s comment letter dated March 22, 2011, the disclosure in the Form 20-F has been revised on page 35.

In response to Comment 3 in the Staff’s comment letter dated March 22, 2011 and Comment 24 in the Staff’s comment letter dated February 17, 2011, the disclosure in the Form 20-F has been revised on pages 59 and 60.

Please let us know of any questions or concerns you may have regarding the foregoing.

Very truly yours,

/s/ Norwood P. Beveridge, Jr.

Norwood P. Beveridge, Jr.
of Loeb & Loeb LLP